FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of   June                                             2003
                  --------                     --------------------------------

                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                          Form 40-F      X
                            ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                                   No            X
                          ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


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                                DOCUMENT INDEX



  Document                                                             Page No.

     1.       News Release dated June 2, 2003 ("RIM INTRODUCES           4
              COLOR AND TRI-BAND FEATURES TO NEW BLACKBERRY
              WIRELESS HANDHELDS IN GERMANY AND AUSTRIA")
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                                                                     Document 1


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RIM
[graphic omitted]
                                                                   News Release

                                                                   June 2, 2003

RIM INTRODUCES COLOR AND TRI-BAND FEATURES TO NEW BLACKBERRY WIRELESS HANDHELDS IN GERMANY AND AUSTRIA

T-Mobile International first to deliver new BlackBerry 7230 and BlackBerry 6230 to customers

Waterloo ON - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today unveiled two new BlackBerry(R) Wireless Handhelds(TM) for mobile professionals. The BlackBerry 7230(TM) and BlackBerry 6230(TM) support worldwide international roaming* on GSM/GPRS networks and deliver email, phone, SMS, browser and organizer applications.

The BlackBerry 7230 features a crisp, high-resolution color screen and the BlackBerry 6230 incorporates a high-contrast monochrome screen. Both of the new BlackBerry handhelds are compact and lightweight with superior battery performance, making them ideal for mobile use.

The new, Java(TM)-based handhelds are available from today in Germany and Austria as part of T-Mobile International's retail launch of BlackBerry. Details on pricing and roaming services are available from T-Mobile International.

"We have strived to deliver the best combined wireless experience for mobile professionals by tightly integrating phone, email, SMS, web and organizer features in our compact, easy-to-use handhelds. The handhelds are powerful and the experience is a pleasure with high quality screens, keyboards and voice clarity," said Mike Lazaridis, President and Co-CEO at Research In Motion. "The continuing popularity of BlackBerry illustrates the importance of integrating solutions for both voice and data services and we are very pleased to be working with T-Mobile International to introduce these new products to customers in the professional consumer and small business sectors."

"We are continuing to be a 'connected' society; email is becoming as essential as the ability to make a mobile phone call. T-Mobile is committed to making the workplace wireless, focusing on the small business and 'prosumer' market as a core element in our mobile data strategy," said Nikesh Arora Chief Marketing Officer for T-Mobile International.

Introducing the BlackBerry 7230 and 6230 Wireless Handhelds

o Ideal for mobile professionals who want to manage all of their important information and communications from a single, integrated handheld.

o Send and receive email and SMS messages on the go with the easy-to-use 'thumb-typing' keyboard and navigation trackwheel.

o A wireless extension to existing mailboxes with support for up to 10 corporate and personal email accounts from a single handheld (including: popular Internet Service Provider (ISP), Microsoft(R) Exchange, and/or IBM Lotus(R) Domino(TM) email accounts).

o Push-based wireless architecture means that messages are delivered automatically; there is no need to dial in.

o Users can also read and forward important email attachments from their BlackBerry handheld (including: Microsoft(R) Word, Excel, PowerPoint,
     PDF).

o Support for international roaming (on 900/1800/1900 MHz GSM/GPRS networks) enables mobile professionals to use one handheld while travelling with no need to change their phone number or email addresses.

o Both the screen and keyboard are backlit for easy reading and typing during day or night.

o Handhelds include 16 MB flash memory plus 2 MB SRAM, rechargeable/removable lithium battery and Universal Serial Bus (USB) connectivity for quick battery charging.

o Pocket-sized, lightweight and ergonomic handheld design, with an embedded RIM wireless modem and internal high performance antenna.

The BlackBerry 7230 and BlackBerry 6230 are the newest handhelds supported by the multifaceted BlackBerry wireless platform. BlackBerry incorporates the industry's best hardware, software and services together with Java 2 Micro Edition (J2ME) and leading GSM/GPRS wireless networks to provide unique, seamless wireless data access for mobile professionals.

* Check with carrier for GSM/GPRS roaming arrangements

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About T-Mobile International

T-Mobile International is one of the world's leading companies in mobile communications. As one of Deutsche Telekom's four strategic divisions, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By the end of the first quarter 2003, more than 86 million people were using the mobile communications services provided by companies in which T-Mobile or Deutsche Telekom have a majority or minority stake. And all that over a common technology platform based on GSM, the world's most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service. For more information about T-Mobile International, please visit www.t-mobile-international.net
------------------------------

                                      ###

Media Contacts:
For North America, Asia Pacific and Latin America:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com;
---------------------
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For Europe:
Tilly Quanjer
RIM Europe,
44 1784 223987
tquanjer@rim.net
----------------

Investor Contact:
RIM Investor Relations
(519) 888-7465,
investor_relations@rim.net
--------------------------

To download images of the new BlackBerry 7230 and BlackBerry 6230 handhelds for Europe, plus other BlackBerry products, please visit http://www.blackberry.com/uk/news/products/index.shtml.
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Research In Motion, RIM and BlackBerry are trademarks of Research In Motion
Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



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                                  SIGNATURES

         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Research In Motion Limited
                                       ----------------------------------------
                                                      (Registrant)

Date: June 2, 2003              By:   /s/ Angelo Loberto
      -------------                   -----------------------------------------
                                                      (Signature)
                                               Angelo Loberto
                                               Vice President, Finance